UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

________________

        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated November 18, 2011.

Exhibit 99.1

Golar LNG Partners LP – Q3 2011 results presentation

The release of Golar LNG Partners 3rd quarter results has been advanced and they will be published today, Thursday, November 17, 2011 before NASDAQ opens. In connection with this a webcast presentation will be held at 3:45 P.M (London Time) today, Thursday November 17, 2011. The webcast will be available to download from the Investor Relations section at www.golarlngpartners.com

This webcast will be immediately followed by a Q&A session. Participants will be able to join this webcast by dialing-in using the following details:

a. Webcast

Go to the Investor Relations section at www.golarlngpartners.com  and click on the link to "Webcast". To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Teleconference

Call-in numbers:
Norway Free call 800 56054
Norway Toll +47 2350 0486

International call +44 20 3140 8286

UK Free call 0800 279 4841

US Toll +1 212 444 0896

USA Free call 1877 249 9037

The participants will be asked for their name and conference ID. The Golar conference ID is 2585415

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

Please download the presentation material from www.golarlngpartners.com  (Investor Relations) to view it while listening to the conference.

If you are not able to participate at the time of the call, you can either listen to a replay of the conference call on www.golarlngpartners.com  (Investor Relations), or listen to a playback by dialing:

International call +44 20 7111 1244

USA Toll +1 347 366 9565

Norway Toll  +47 2100 0498

– followed by replay access number 2585415#.  This service will be available until midnight on November 24th 2011.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: November 18, 2011	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer